UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

COLDWATER CREEK INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

193068 10 3 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 193068 10 3	13 G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dennis C. Pence Not applicable
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

12,658,307
6. SHARED VOTING POWER

550,000
7. SOLE DISPOSITIVE POWER

12,658,307
8. SHARED DISPOSITIVE POWER

550,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,208,307

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

14.2%
12.	TYPE OF REPORTING PERSON

IN

Page 3 of 5 Pages

ITEM 1	(a).	NAME OF ISSUER:

Coldwater Creek Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Coldwater Creek Drive Sandpoint, Idaho 83864

ITEM 2	(a).	NAMES OF PERSONS FILING:

Dennis C. Pence

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

c/o Coldwater Creek Inc. One Coldwater Creek Drive Sandpoint, Idaho 83864

ITEM 2	(c)	CITIZENSHIP:

USA

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2	(e).	CUSIP NUMBER:

193068 10 3

ITEM 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Page 4 of 5 Pages

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2006:

(a) Amount beneficially owned:

13,208,307 shares [1]

(b) Percent of Class:

14.2%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

12,658,307

(ii) Shared power to vote or to direct the vote:

550,000

(iii) Sole power to dispose or to direct the disposition of:

12,658,307

(iv) Shared power to dispose or to direct the disposition of:

550,000

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable

[1]        Includes (i) 12,658,307 shares owned of record by Dennis C. Pence, and (ii) 550,000 shares owned of record by the “Wild Rose Foundation”. Excludes 1,192,976 shares owned of record by the “Aspenwood Supporting Foundation” and 244,687 shares held by the “JCP Irrevocable Trust”.

Mr. Pence disclaims beneficial ownership of the shares set forth in (ii), pursuant to Rule 13d-4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

See Exhibit A.

ITEM 10.	CERTIFICATION:

Not applicable

Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

/s/ DENNIS C. PENCE
Dennis C. Pence